CUSIP No. 65556 D 102	13D	Page 1 of 7 Pages
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3 to
SCHEDULE 13D
Under the Securities Exchange Act of 1934

NORD PACIFIC LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

65556 D 102

(CUSIP Number)

David Lymburn Unit 15, Level 1, 51-53 Kewdale Road Welshpool, Western Australia, Australia 6106 Tel: 61-8-9353-3638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2004

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 65556 D 102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Allied Gold Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Western Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,998,700
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,998,700
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,998,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON CO

(1) Based on the 20,838,670 common shares of Nord Pacific outstanding as of December 31, 2003 (as represented by Nord Pacific in its financial statements included on Form 10-KSB filed with the Securities and Exchange Commission on March 16, 2004).

CUSIP No. 65556 D 102	13D	Page 3 of 7 Pages

This Amendment No. 3 to Schedule 13D is being filed to reflect the conversion by Allied Gold of (i) a Series A Convertible Note with a principal amount of US$72,353 into 1,447,060 common shares of Nord Pacific and (ii)  a Series B Convertible Note with a principal amount of US$199,870 into 1,998,700 common shares of Nord Pacific.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares, no par value, of Nord Pacific Limited ("Nord Pacific"). The name of the issuer is Nord Pacific Limited and its principal executive offices are at Suite 116, 2727 San Pedro Dr. N.E., Albuquerque, New Mexico 87110.

Item 2. Identity and Background.

Allied Gold is a corporation organized under the laws of Western Australia and is listed on the Australian Stock Exchange (symbol: ALD.AX). It is engaged in the active exploration for and acquisition of gold properties. Its principal business address is c/o David Lymburn, Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia, Australia 6106.

During the last five years, Allied Gold has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Mark Victor Caruso is the Chairman of Allied Gold. Mr. Caruso is a director of Zurich Bay Holdings Pty Ltd. and Simto Australia Pty Ltd., both of which are involved in mining, earthmoving and civil engineering construction earthworks. Mr. Caruso is also a director of Mineral Commodities Ltd. Mr. Caruso is an Australian citizen.

During the last five years, Mr. Caruso has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Jeff Moore is the Managing Director of Allied Gold. Mr. Moore is a geologist with more than 20 years of exploration and mining industry experience. Mr. Moore is an Australian citizen.

During the last five years, Mr. Moore has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

David Andrew Lymburn is a director and the company secretary for Allied Gold. Mr. Lymburn is a Chartered Accountant with over twenty years experience in accounting and corporate management roles, both in the accounting profession and in the commercial sector. He has been Company Secretary and CFO of a number of small to medium sized public listed companies. Mr. Lymburn is an Australian citizen.

During the last five years, Mr. Lymburn has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Allied Gold became the beneficial owner of 10,552,940 common shares of Nord Pacific on January 14, 2004 by subscribing U.S. $527,647 for a Series A convertible note pursuant to the credit facility agreement between Allied Gold and Nord Pacific dated December 20, 2003. The Series A note was convertible into common shares of Nord

CUSIP No. 65556 D 102	13D	Page 4 of 7 Pages

Pacific at a rate of U.S. $0.05 per share or 10,552,940 shares. Allied Gold converted the outstanding principal of the note into 10,552,940 common shares as of February 12, 2004.

The funds used in the acquisition of Series A convertible note came from Allied Gold’s working capital.

Allied Gold is currently the beneficial owner of 13,998,700 common shares of Nord Pacific. Allied Gold first became the beneficial owner of 10,552,940 common shares of Nord Pacific on January 14, 2004 by subscribing U.S. $527,647 for a Series A convertible note pursuant to the credit facility agreement between Allied Gold and Nord Pacific dated December 20, 2003. The Series A note was convertible into common shares of Nord Pacific at a rate of U.S. $0.05 per share or 10,552,940 shares and was converted on February 12, 2004. On March 9, 2004, Allied Gold became the beneficial owner of an additional 3,445,760 common shares of Nord Pacific by subscribing (i) U.S. $72,353 for a Series A convertible note with a conversion rate of U.S. $0.05 per share or 1,447,060 shares and (ii) U.S. $199,870 for a Series B convertible note with a conversion rate of U.S. $0.10 per share or 1,998,700 shares. Allied Gold converted the outstanding principal of both the Series A convertible note and the Series B convertible note into 3,445,760 common shares as of May 5, 2004.

Item 4. Purpose of Transaction.

On December 20, 2003, Nord Pacific entered into an arrangement agreement with Allied Gold Limited (“Allied Gold”) under which Allied Gold will acquire all of the outstanding shares of Nord Pacific under a Plan of Arrangement. Concurrently, Nord Pacific and Allied Gold entered into a Credit Facility Agreement under which Allied Gold agreed to loan up to U.S. $5.4 million to Nord Pacific to fund capital requirements of joint ventures and to fund ongoing corporate costs. Additional information regarding these transactions is provided below.

Completion of the Plan of Arrangement is subject to various conditions. These conditions include court approval of the arrangement in New Brunswick, regulatory approvals, approval of the arrangement by the shareholders of both Nord Pacific and Allied Gold, the continued accuracy of representations and warranties, Allied Gold’s satisfaction with results of its due diligence review of Nord Pacific and no adverse changes affecting Nord Pacific or its joint ventures. The arrangement agreement provides that Nord Pacific will seek a court order approving the arrangement and providing that the arrangement must be approved by two-thirds of the votes cast by Nord Pacific shareholders and Nord Pacific option holders, with Nord Pacific shareholders being entitled to one vote for each Nord Pacific share held and Nord Pacific option holders being entitled to one vote for each Nord Pacific share issuable pursuant to a Nord Pacific option.

The arrangement agreement also contains covenants on the part of Nord Pacific. They include not incurring liens or new indebtedness for borrowed money, conferring with Allied Gold as to operational matters related to the joint ventures of Nord Pacific, obtaining prior approval of Allied Gold (which approval will not be unreasonably withheld) for material decisions relating to those joint ventures and compliance with the credit facility agreement with Allied Gold.

In connection with the arrangement agreement, Nord Pacific and individual directors settled all litigation with Nord Resources Corporation and associated parties as described in a press release previously filed with the Securities and Exchange Commission (the “Commission”).

The credit facility agreement allows Nord Pacific to obtain advances from Allied Gold of up to a maximum of U.S. $5,400,000. Of this amount, Allied Gold has committed to loan up to U.S. $2,400,000 and may at its option loan up to an additional U.S. $3,000,000. The credit facility is not a revolving loan. Nord Pacific may obtain these advances through June 30, 2004. All advances under the credit facility agreement have a maturity date of December 31, 2005. Nord Pacific is to pay to Allied Gold a facility fee of U.S. $50,000 on the maturity date, any accelerated due date of the advances or termination of the committed or optional financing amounts.

All principal of the advances is due on the maturity date. Nord Pacific may not prepay the principal of the advances except upon termination of the arrangement agreement in certain circumstances. Interest on the advances is LIBOR plus 2% per annum, is compounded monthly and is payable on demand or in any event no later than the maturity date.

The principal amount of the notes given for the advances under the credit facility agreement can be converted by Allied Gold into shares of Nord Pacific at increasing prices per share. The initial U.S. $600,000 will be convertible at a price of U.S. $0.05 per share, the next U.S. $1,800,000 at U.S. $0.10 per share, the next U.S. $1,000,000 at U.S. $0.15 per share, the next U.S. $1,000,000 at U.S. $0.20 per share and the last U.S. $1,000,000 at U.S. $0.25 per share. Once Allied Gold acquires notes that convert to 10% of the shares of Nord Pacific, it will be entitled to nominate a director to replace an existing director on the Board of Nord Pacific. When it has notes that convert to 50% of the shares of Nord Pacific, it will be entitled to replace another director.

On January 14, 2004, Allied Gold subscribed U.S. $527,647 for a Series A convertible note pursuant to the credit facility agreement and on February 12, 2004, converted such note into 10,552,940 common shares.

Allied Gold is currently the beneficial owner of 13,998,700 common shares of Nord Pacific. Allied Gold first became the beneficial owner of 10,552,940 common shares of Nord Pacific on January 14, 2004 by subscribing U.S. $527,647 for a Series A convertible note pursuant to the credit facility agreement between Allied Gold and Nord Pacific dated December 20, 2003. The Series A note was convertible into common shares of Nord Pacific at a rate of U.S. $0.05 per share or 10,552,940 shares and was converted on February 12, 2004. On March 9, 2004, Allied Gold became the beneficial owner of an additional 3,445,760 common shares of Nord Pacific by subscribing (i) U.S. $72,353 for a Series A convertible note with a conversion rate of U.S. $0.05 per share or 1,447,060 shares and (ii) U.S. $199,870 for a Series B convertible note with a conversion rate of U.S. $0.10 per share or 1,998,700 shares. Allied Gold converted the outstanding principal of both the Series A convertible note and the Series B convertible note into 3,445,760 common shares as of May 5, 2004.

CUSIP No. 65556 D 102	13D	Page 5 of 7 Pages

The obligation of Allied Gold to make each advance is subject to various conditions, including the continued accuracy of representations and warranties, no change with a material adverse effect on Nord Pacific, and the arrangement agreement remaining in full force and effect without a default on the part of Nord Pacific. The credit facility agreement also contains covenants on the part of Nord Pacific, including that Nord Pacific will comply with the arrangement agreement, not incur liens or security interests except permitted encumbrances, not incur additional indebtedness except permitted debt, not sell assets, not change its business and maintain a board of directors consisting of three or four members.

Nord Resources Corporation and certain directors and management of Nord Pacific have each signed a support agreement with Allied Gold, which is discussed in more detail in Item 6 below.

The forgoing summary is qualified in its entirety by reference to the text of the arrangement agreement and credit facility agreement, both of which were previously filed with the Commission and are hereby incorporated by reference.

Under the credit facility agreement, once Allied Gold acquires notes that convert to 10% of the shares of Nord Pacific, it will be entitled to nominate a director to replace an existing director on the Board of Nord Pacific. When it has notes that convert to 50% of the shares of Nord Pacific, Allied Gold will be entitled to replace another director. Allied Gold has acquired notes convertible into 40.2% of the common shares of Nord Pacific, all of which have been converted into 40.2% of the common shares of Nord Pacific. Allied Gold has nominated Greg Steemson to the board of Nord Pacific. Mr. Steemson has resigned as Managing Director of Allied Gold.

Item 5. Interest in Securities of the Issuer.

As discussed in Item 4, Allied Gold beneficially owns 13,998,700 common shares of Nord Pacific which consists of (i) 12,000,000 common shares issued upon conversion of Series A convertible notes and (ii) 1,998,700 common shares of Nord Pacific issued upon conversion of a Series B convertible note.

Mr.  Caruso, Mr. Moore and Mr. Lymburn do not own any securities of Nord Pacific and will not acquire any Nord Pacific securities under the transactions described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 20, 2003, Nord Pacific entered into (1) an arrangement agreement with Allied Gold under which Allied Gold will acquire all of the outstanding shares of Nord Pacific under a Plan of Arrangement and (2) a Credit Facility Agreement under which Allied Gold agreed to loan up to U.S. $5.4 million to Nord Pacific to fund capital requirements of joint ventures and to fund ongoing corporate costs. Additional information regarding these agreements is provided in Item 4 and is incorporated herein by reference.

On December 22, 2003, Nord Resources Corporation and certain directors and management of Nord Pacific each signed a support agreement with Allied Gold. Effective January 15, 2004, the agreements provide for the shareholder to vote all Nord Pacific shares and Nord Pacific options owned by the shareholder or over which the shareholder exercises control or direction in favor of the arrangement at the meeting of shareholders called to consider the arrangement, provided the board of directors of Nord Pacific is then recommending that the shareholders vote in favor of the arrangement. The shareholder also agrees, among other things, not to purchase or sell any Nord Pacific shares or options. The parties to the support agreement and the approximate number of shares and options of Nord Pacific over which each of them is shown in the support agreements as having beneficial ownership or the right to exercise control and direction are: Nord Resources Corporation, 3,697,561 shares and -0- options; Mark R. Welch, 412,800 shares and 94,000 options; John B. Roberts, 401,000 shares and 32,000 options; Lucile Lansing, 400,000 shares and 16,000 options; and the Trustee of the Retirement Trust for Mark R. and Sharon S. Welch, 4,000,000 shares and -0- options; for a total of 8,911,361 shares and 142,000 options. Allied expressly disclaims beneficial ownership of any of the shares of Nord Pacific covered by the support agreements.

CUSIP No. 10782M104	13D	Page 6 of 7 Pages

The forgoing summary is qualified in its entirety by reference to the text of the form of support agreement, which was previously filed with the Commission and is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

1.	Arrangement Agreement dated December 20, 2003 between Allied Gold Limited and Nord Pacific Limited .*

2.	Credit Facility Agreement dated December 20, 2003 between Allied Gold Limited and Nord Pacific Limited.*

3.	Form of Support Agreement, dated December 22, 2003 between Allied Gold Limited and each of Nord Resources Corporation, Mark R. Welch, John B. Robert, Lucile Lansing and Trustee of Retirement Trust for the benefit of Mark R. and Sharon S. Welch.*

________________________

        * Incorporated by reference to the Form 8-K filed by Nord Pacific on December 23, 2003 with the Commission.

CUSIP No. 10782M104	13D	Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of May 6, 2004

/s/ David Lymburn David Lymburn Director Allied Gold Limited